UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated May 31, 2019

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780

Postal Address:
Private Bag X5
Westonaria, 1780

Tel +27 11 278 9600
Fax +27 11 278 9863



MARKET RELEASE

Dealing in securities

Johannesburg, 31 May 2019: In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Messrs NJ Froneman and C Keyter, Chief Executive Officer and Chief Financial Officer of Sibanye Gold Limited has retained and/ or sold Performance Shares which were granted on 1 March 2016 ("the Grant Date") in terms of The Sibanye Gold Limited 2013 Share Plan. Performance Shares awarded to Messrs Froneman and Keyter were sold in order to settle the associated tax liability.

Details of the transactions are set out below:

Name	**NJ Froneman**
Position	Chief Executive Officer
Company	Sibanye Gold Limited
Nature of interest	Direct and Beneficial
Nature of transaction	On market sale of performance shares to cover associated tax liability
Transaction Date	28 May 2019
Number of Shares	36 357
Class of Security	Ordinary shares
Market Price per share: Low – High – VWAP -	 R11.3000 R11.8700 R11.6275
Total Value	R422 741.02
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date.

Name	**NJ Froneman**
Position	Chief Executive Officer
Company	Sibanye Gold Limited
Nature of interest	Direct and Beneficial
Nature of transaction	Retention of performance shares
Transaction Date	28 May 2019
Number of Shares	41 832
Class of Security	Ordinary shares
Market Price per share:	R11.6275
Total Value	R486 401.58
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date.

Name	**C Keyter**
Position	Chief Financial Officer
Company	Sibanye Gold Limited
Nature of interest	Direct and Beneficial
Nature of transaction	On market sale of performance shares to cover associated tax liability
Transaction Date	28 May 2019
Number of Shares	16 520
Class of Security	Ordinary shares
Market Price per share: Low – High – VWAP -	R11.3000 R11.8700 R11.6275
Total Value	R192 086.30
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date.

Name	**C Keyter**
Position	Chief Financial Officer
Company	Sibanye Gold Limited
Nature of interest	Direct and Beneficial
Nature of transaction	Retention of performance shares
Transaction Date	28 May 2019
Number of Shares	19 008
Class of Security	Ordinary shares
Market Price per share:	R11.6275
Total Value	R221 015.52
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date.

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

Investor relations contact:

James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
Email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "may", "could" "believe", "anticipate", "target", "estimate" and words of similar meaning. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, ability to reduce debt leverage, business strategies, plans and objectives of management for future operations and the anticipated benefits and synergies of transactions, are necessarily estimates reflecting the best judgement of our senior management. Readers are cautioned not to place undue reliance on such statements. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group's Annual Integrated Report and Annual Financial Report, published on 30 March 2018, and the Group's Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise these forward-looking statements, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly

caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: May 31, 2019

By: /s/ Charl Keyter

Name: Charl Keyter

Title: Chief Financial Officer